Exhibit 12

                       RATIO OF EARNINGS TO FIXED CHARGES

                   Twenty-Six Weeks Ended            Fiscal Year Ended
                 November 28, November 29,   May 30, May 31, May 25, May 26, May 28,
                      1999       1998         1999    1998    1997    1996    1995
                   ---------------------    ----------------------------------

Ratio of Earnings
  to Fixed Charges    7.77       7.32         6.67    5.63    6.54    6.94    4.10


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.